One Bush Street Suite 1600 San Francisco, CA 94104-4446 +1 415 262 4500 Main +1 415 262 4555 Fax www.dechert.com
Mark Perlow mark.perlow@dechert.com +1 415 262 4530 Direct +1 415 262 4555 Fax

July 14, 2023

VIA EDGAR CORRESPONDENCE

David L. Orlic

Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	SA Funds - Investment Trust (the “Trust”)

1933 Act File No. 333-70423

1940 Act File No. 811-09195

Dear Mr. Orlic:

This letter responds to the comments on the preliminary proxy statement filed by the Trust on EDGAR on June 30, 2023 (the “Proxy Statement”) that were provided to me and Phil Garber of Dechert LLP by telephone on July 10, 2023 by the staff of the Securities and Exchange Commission (the “Staff”). Set forth below are the Staff’s comments and the Trust’s responses. We note that any capitalized terms not defined herein have the same definition provided in the Proxy Statement.

1.

Comment: The Staff notes that the Proxy Statement indicates that the information regarding trustee ownership of shares of the Funds will be provided as of December 31, 2022. Please update the Proxy Statement to provide this information as of the most recent practical date as required by Schedule 14A.

Response: The Trust acknowledges the Staff’s comment and has updated the relevant disclosure to provide this information as of July 5, 2023.

2.

Comment: The Staff notes that the Proxy Statement indicates that the information regarding material relationships of the independent trustees will be provided as of

December 31, 2022. Please update the Proxy Statement to provide this information as of the most recent practical date as required by Schedule 14A.

Response: The Trust acknowledges the Staff’s comment and has updated the relevant disclosure to provide this information as of July 5, 2023.

3.

 Comment: Please revise the proxy card to include an option for shareholders to withhold their votes with respect to the nominees as a group and with respect to each nominee as required by Rule 14a-4(b)(3)-(4) of the Securities Exchange Act of 1934.

Response: The Trust acknowledges the Staff’s comment and has revised the proxy card to permit shareholders to vote for each of the nominees on an individual basis rather than as a group, and to withhold their vote for each nominee.

4.

Comment: In the fourth paragraph of the section titled “Voting Information” on page 43 of the Proxy Statement, please revise the disclosure “As a result, the Trust does not anticipate that there will be any broker non-votes at the Meetings” to state that “As a result, there will be no broker non-votes at the Meetings.”

Response: The Trust acknowledges the Staff’s comment and has revised the disclosure as indicated by the Staff.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (415) 262-4530 if you have any questions concerning the foregoing.

Sincerely,

/s/ Mark D. Perlow

Mark D. Perlow

cc: Jeffery Yorg, Chief Compliance Officer and Anti-Money Laundering Compliance Officer